Rupert, Kevin C.

From:	Pfordte, Richard
Sent:	Tuesday, June 05, 2012 9:55 AM
To:	Rupert, Kevin C.
Subject:	FW: Charles Schwab Money Market Funds - Follow Up Questions and Responses
Attachments:	20120601145716028.pdf

From: Cohen, Stephen [mailto:stephen.cohen@dechert.com]
Sent: Monday, June 04, 2012 3:44 PM
To: Pfordte, Richard
Cc: Dick, Douglas; Lekich, David; Pierangeli, Christine
Subject: Charles Schwab Money Market Funds - Follow Up Questions and Responses

Richard,

Attached is a written response from Charles Schwab Investment Management, Inc. to the follow up comments and questions that you and Kevin Rupert provided to Doug Dick of Dechert LLP on May 1, 2012 regarding the operation of the yield waiver/recoupment feature of the Schwab money market funds.

Please feel free to contact Doug Dick or me with any questions or comments.

Best regards,
Steve

Stephen T. Cohen
Dechert LLP
+1 202 261 3304 direct
+1 202 261 3333 fax
stephen.cohen@dechert.com
www.dechert.com

Charles Schwab Investment Management, Inc
211 Main St., San Francisco, CA 94105-1905

June 1, 2012

Mr. Richard Pfordte
Branch Chief, Division of Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: The Charles Schwab Family of Funds (the "Registrant") – Follow-Up Regarding Schwab
Money Market Funds' Fee Waiver and Recoupment Arrangements

Dear Mr. Pfordte:

This letter responds to follow-up comments raised by the U.S. Securities and Exchange
Commission ("SEC") staff concerning the letter to you dated April 10, 2012 from David J.
Lekich of Charles Schwab Investment Management, Inc (the "April Letter") regarding the fee
waiver and recoupment arrangements relating to the Schwab Money Market Funds (the "funds").
Your comments were conveyed to Douglas P. Dick of Dechert LLP in a telephonic discussion
with you and Kevin C. Rupert on May 1, 2012.

Throughout this letter, capitalized terms have the same meaning as in the April Letter and the
funds' most recently updated prospectuses dated April 30, 2012 (the "Current Prospectuses"),
unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of
the Registrant, is set forth below:

1   Comment: In the April Letter, the Registrant stated that the "Annual fund operating
       expenses" table will reflect any material increase in a fund's expense ratio due to any
       actual or scheduled reimbursements during the time of use of the prospectus. (Emphasis
       added.) Please consider whether this is the appropriate standard for the purposes of
       restating the "Annual fund operating expenses" table, or whether the threshold for
       disclosure ought to be lower, such as through application of a reasonably certain or likely
       standard. In this regard, the SEC staff refers the Registrant to Financial Accounting
       Standards No. 5 ("FAS 5"), which relates to accounting for contingencies.

       Response: As the SEC staff is aware, Form N-1A effectively provides that the expense
       information in a fund's prospectus fee table should be restated if there have been any
       changes that would materially affect the information in the table. Instruction 3(d)(ii) of
       Item 3 of Form N-1A states:

              If there have been any changes in "Annual Fund Operating Expenses"
              that would materially affect the information disclosed in the table:

                     (A) Restate the expense information using the *current fees* as if
                     they had been in effect during the previous fiscal year; and

(B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect *current fees*. (Emphasis added)

Form N-1A and related releases do not define "current fees" and we are not aware of any published SEC staff position on point. Therefore, the Registrant believes that looking at actual or scheduled reimbursements is an appropriate approach to disclose "current fees" as required by Form N-1A.

With respect to accounting for contingencies, FAS 5 sets forth the standards of financial accounting reporting relating to contingent losses [1] FAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to a possible...loss (hereinafter a 'loss contingency') to [a fund] that will ultimately be resolved when one or more future events occur or fail to occur." FAS 5 requires a fund to accrue a loss contingency when both of the following conditions are met:

(1) when it is probable that the liability has been incurred; and

(2) when the amount of loss can be reasonably estimated.

The Registrant believes that it is only able to satisfy the second part of the FAS 5 test at the time that there are actual or scheduled reimbursements. The Registrant believes that it is unable to reasonably estimate the amount of the future reimbursements of previously waived fees by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver unless such reimbursements are actual or scheduled, because reimbursement decisions will be based on factors that cannot be predicted and that are not formulary, which include, among other things, future interest rates and interest rate changes, portfolio asset yields, fund redemptions and subscriptions and competitor pricing decisions

The Registrant notes that it will comply with FAS 5 and will restate the "Annual fund operating expenses" table when the amount of an expense item can be reasonably estimated (*i e*, when there is an actual or scheduled reimbursement). Therefore, if during the course of the year that the Current Prospectuses are in use, there is an actual or scheduled reimbursement that will materially affect the "Annual fund operating expenses" table, the Registrant will supplement the Current Prospectuses accordingly The Registrant believes that this approach is consistent with Form N-1A and FAS 5.

2.   Comment: In the April Letter, the Registrant notes that it will revert to the SEC staff when it has determined how to present amounts reimbursed by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver in the "Annual fund operating expenses" table. Please provide a sample "Annual fund operating expenses" table reflecting amounts reimbursed by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver for the SEC staff's review.

Response: The Registrant has provided sample disclosure in Exhibit A to this letter.

---

[1] We note that the Financial Accounting Standards Board Accounting Standards Codification ("ASC") is the single source of authoritative U S. generally accepted accounting principles. The ASC codifies the principles of FAS 5 in ASC 450

3.   Comment: In response to Comment 2 in the April Letter, please confirm that the footnote clearly states that any payments made by a fund to the investment adviser and/or its affiliates may cause the fund's total annual fund operating expenses to exceed the contractual expense limitation agreement.

Response: The Registrant updated the disclosure provided in response to Comment 2 in the April Letter prior to finalizing the funds' Current Prospectuses and believes that the revised disclosure provided in the Current Prospectuses clearly states that any payments made by a fund to the investment adviser and/or its affiliates may cause the fund's total annual fund operating expenses to exceed the contractual expense limitation agreement The Registrant has provided the revised disclosure from the Current Prospectuses in Exhibit B to this letter

4   Comment: In response to Comment 2 in the April Letter, the SEC staff notes that the disclosure is not clear regarding the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates. Please confirm the disclosure.

Response: The Registrant updated the disclosure provided in response to Comment 2 in the April Letter prior to finalizing the Current Prospectuses and believes that the revised disclosure provided in the Current Prospectuses more clearly describes the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates. The Registrant has provided the revised disclosure from the Current Prospectuses in Exhibit B to this letter

5.   Comment: As a follow up to Comment 2 in the April Letter, please explain whether board approval is required prior to the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates

Response: The Registrant confirms that board approval is not required prior to the payment of reimbursement expenses by a fund to the investment adviser and/or its affiliates under the voluntary yield waiver While the Registrant believes this point is clear in the current disclosure, the Registrant will update the disclosure in the Current Prospectuses to explicitly disclose this fact at the next opportunity it has to revise the Current Prospectus.

We hope the forgoing is responsive to the SEC staff's questions. We would be pleased to discuss any further questions or concerns the SEC staff may have regarding the fee waiver and recoupment arrangement. Please feel free to contact the undersigned directly at 415.667.0660 or Douglas P. Dick at 202.261.3305

Sincerely,



David J Lekich
Chief Counsel
Charles Schwab Investment Management, Inc

cc: Douglas P. Dick, Dechert LLP

Exhibit A

Fund fees and expenses

This table describes the fees and expenses you may pay if you buy and hold Select Shares® or Institutional Shares of the fund

	Select Shares	Institutional Shares
Shareholder fees (fees paid directly from your investment)		
	None	None
Management fees	0.32	0.32
Distribution (12b-1) fees	None	None
Other expenses	0 28	0 28
Fee waiver reimbursement payments[1]	0 05	0 05
Miscellaneous expenses	0.23	0.23
Total annual fund operating expenses	0 60	0 60
Less expense reduction	(0.20)	(0.31)
Total annual fund operating expenses after expense reduction[2]	**0.40**	**0.29**

[1] This amount represents reimbursement payments made by the Select Shares and Institutional Shares to the investment adviser and/or its affiliates of fees and expenses that were previously waived or reimbursed by the investment adviser and/or its affiliates in order to maintain a positive net yield for the share class ("voluntary yield waiver"). As of the three-year period ended December 31, 2011, the investment adviser and/or its affiliates waived fees in the amount of $317,270 for the Select Shares and $62,390 for the Institutional Shares under the voluntary yield waiver. Future reimbursement of these previously waived fees made by the Select Shares and/or Institutional Shares to the investment adviser and/or its affiliates may cause the total annual fund operating expenses of the Select Shares and/or Institutional Shares to exceed the expense limitation under the contractual expense limitation agreement as defined below

[2] The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Select Shares and Institutional Shares to 0.35% and 0.24%, respectively, through 4/29/14 (the "contractual expense limitation agreement"). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund's Board of Trustees. 'Non-routine expenses" that are not subject to the foregoing contractual expense limitation agreement include, but are not limited to, any reimbursement payments made by a share class to the investment adviser and/or its affiliates of fees and expenses that were previously waived or reimbursed by the investment adviser and/or its affiliates under the voluntary yield waiver.

Exhibit B

Investment objective

The fund's goal is to seek the highest current income consistent with stability of capital and liquidity

Fund fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund

	None
Annual fund operating expenses (expenses that you pay each year as a % of the value of your investment)	
Management fees	0 32
Distribution (12b-1) fees	None
Other expenses	0.41
Total annual fund operating expenses	0 73
Less expense reduction	(0.02)
Total annual fund operating expenses after expense reduction[1]	**0.71**

1 The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the fund to 0 71% for so long as the investment adviser serves as the adviser to the fund (the "contractual expense limitation agreement") This contractual expense limitation agreement may only be amended or terminated with the approval of the fund's Board of Trustees "Non-routine expenses" that are not subject to the foregoing contractual expense limitation agreement include, but are not limited to, any reimbursement payments made by the fund to the investment adviser and/or its affiliates of fund fees and expenses that were previously waived or reimbursed by the investment adviser and/or its affiliates in order to maintain a positive net yield for the fund (the "voluntary yield waiver"). As of the three-year period ended December 31, 2011, the investment adviser and/or its affiliates waived fees in the amount of $132,968,732 under the voluntary yield waiver. Any future reimbursement of these previously waived fees made by the fund to the investment adviser and/or its affiliates may cause the fund's total annual fund operating expenses to exceed the expense limitation under the contractual expense limitation agreement. If any actual or scheduled reimbursement payments to the investment adviser and/or its affiliates under the voluntary fee waiver materially impact the fund's total annual fund operating expenses, this fee table will be amended to reflect that impact.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those time periods The example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same The figures are based on total annual fund operating expenses after expense reduction The expenses would be the same whether you stayed in the fund or sold your shares at the end of each period Your actual costs may be higher or lower.

Expenses on a $10,000 investment			
1 year	3 years	5 years	10 years
$73	$227	$395	$883

Principal investment strategies

To pursue its goal, the fund invests in high-quality short-term money market investments issued by U.S. and foreign issuers, such as:

- commercial paper, including asset-backed commercial paper
- promissory notes
- certificates of deposit and time deposits
- variable- and floating-rate debt securities
- bank notes and bankers' acceptances
- repurchase agreements
- obligations that are issued by the U S government, its agencies or instrumentalities, including obligations that are not guaranteed by the U.S. Treasury, such as those issued by Fannie Mae and Freddie Mac

  (U S government securities)

All of these investments will be denominated in U S dollars, including those that are issued by foreign issuers Obligations that are issued by private issuers that are guaranteed as to principal or interest by the U S government its agencies or instrumentalities are considered U S government securities under the rules that

Fund management

The investment adviser for the funds is Charles Schwab Investment Management, Inc. (CSIM), 211 Main Street, San Francisco, CA 94105. Founded in 1989, the firm today serves as investment adviser for all of the Schwab Funds®, Schwab ETFs® and Laudus Funds® As of December 31, 2011, CSIM managed approximately $215 billion in assets

As the investment adviser, the firm oversees the asset management and administration of the Schwab Money Funds. As compensation for these services, the firm receives a management fee from each fund. For the 12 months ended 12/31/11, these fees were 0% for the Schwab Money Market Fund™, 0% for the Schwab Government Money Fund™, 0% for the Schwab U S Treasury Money Fund™ and 0% for the Schwab Cash Reserves™. These figures, which are expressed as a percentage of each fund's average daily net assets, represent the actual amounts paid, including the effects of reductions Reductions include any contractual or voluntary waivers or reimbursements

The applicable contractual expense limitation for the Schwab Money Market Fund, Schwab U.S. Treasury Money Fund and Schwab Cash Reserves is described in each Fund's respective Fund summary section. With respect to the Schwab Government Money Fund, the investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the fund 0.75% for so long as the investment adviser serves as the adviser to the fund. This agreement may only be amended or terminated with the approval of the fund's Board of Trustees. In addition to any contractual expense limitation for Schwab Money Market Fund, Schwab Government Money Fund and Schwab Cash Reserves, the investment adviser and/or its affiliates also may voluntarily waive and/or reimburse expenses in excess of their current fee waiver and reimbursement commitment to the extent necessary to maintain a positive net yield for each fund In addition to any contractual expense limitation for Schwab U S Treasury Money Fund, the investment adviser and/or its affiliates also may voluntarily waive and/or reimburse expenses in excess of their current fee waiver and reimbursement commitment to the extent necessary to maintain a non-negative net yield for the fund (the "voluntary yield waiver") Under an agreement with each fund relating to the voluntary yield waiver, the investment adviser and/or its affiliates may recapture from the assets of a fund any of these expenses or fees they have voluntarily waived and/or reimbursed until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. While the investment adviser and or its affiliates may recapture any and all of these expenses, the degree to which they may recapture is based on several factors, including portfolio asset yields, interest rates and interest rate changes, fund redemptions and subscriptions, and competitors' pricing decisions. These reimbursement payments by a fund to the investment adviser and/or its affiliates in connection with the voluntary fee waiver are considered "non-routine expenses" and are not subject to any contractual expense limitation agreement in effect for the fund at the time of such payment. This recapture could negatively affect a fund's future yield.

A discussion regarding the basis for the Board of Trustees' approval of the funds' investment advisory agreement is available in each fund's 2011 semi-annual report, which covers the period from 1/1/11 through 6/30/11.

The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of each fund below as follows for so long as the investment adviser serves as the adviser to the fund (a "contractual expense limitation agreement").

Schwab Money Market Fund: 0.71%
Schwab Government Money Fund: 0.75%
Schwab U.S. Treasury Money Fund: 0.60%
Schwab Cash Reserves: 0.66%
Schwab Value Advantage Money Fund – Investor Shares: 0.45%
Schwab Advisor Cash Reserves – Sweep Shares: 0.66%
Schwab Advisor Cash Reserves – and Premier Sweep Shares: 0.59%

The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of each fund below as follows through April 29, 2014 (a "contractual expense limitation agreement").

Schwab Retirement Advantage Money Fund: 0.49%
Schwab Value Advantage Money Fund - Select Shares: 0.35%
Schwab Value Advantage Money Fund - Institutional Shares: 0.24%
Schwab Value Advantage Money Fund - Institutional Prime Shares: 0.21%

A fund's contractual expense limitation agreement may only be amended or terminated with the approval of the fund's Board of Trustees. The contractual expense limitation agreement is applied prior to and without regard to the voluntary yield waiver discussed below and may not be recaptured by the investment adviser. However, as discussed below, the voluntary yield waiver may be recaptured and such recapture may cause the fund's total annual fund operating expenses to exceed the expense limitation set forth under the contractual expense limitation agreement, when it occurs. A contractual expense limitation agreement, where applicable, is not intended to cover all fund expenses, and a fund's expenses may exceed the amount of the expense limitation set forth in a contractual expense limitation agreement. For example, the contractual expense limitation agreement does not cover investment-related expenses, such as brokerage commissions, interest and taxes and the fees and expenses of pooled investment vehicles, such as other investment companies, nor does it cover extraordinary or non-routine expenses, if any, such as shareholder meeting costs.

The investment adviser and/or its affiliates also may, if applicable, waive and/or reimburse expenses in excess of their current fee waiver and reimbursement commitment to the extent necessary to maintain a positive net yield (or in the case of Schwab U.S. Treasury Money Fund, a non-negative net yield) for each fund (the "voluntary yield waiver"). Under an agreement with the funds relating to the voluntary yield waiver, the investment adviser and/or its affiliates may recapture from the fund's and/or share class's net assets any of these expenses or fees they have waived and/or reimbursed until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. These reimbursement payments by the fund to the investment adviser and/or its affiliates in connection with the voluntary yield waiver are considered "non-routine expenses" and are not subject to any contractual expense limitation agreement in effect at the time of such payment. As of December 31, 2011, the balance of recoupable expenses from each fund, by share class, is as follows: